EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$1,884.9	$1,841.8	$1,778.6	$1,810.0	$1,660.9
Add: Dividends from equity method investments	5.7	10.4	10.8	12.6	17.2
Fixed charges	341.3	328.1	299.1	307.1	331.3
Total earnings	$2,231.9	$2,180.3	$2,088.5	$2,129.7	$2,009.4

Fixed charges:
Interest expense (a)	$224.5	$209.7	$181.1	$177.2	$197.2
Rent expense interest factor (b)	116.8	118.4	118.0	129.9	134.1
Total fixed charges	$341.3	$328.1	$299.1	$307.1	$331.3

Ratio of earnings to fixed charges	6.54x	6.65x	6.98x	6.93x	6.07x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.